CHINA TITANIUM & CHEMICAL CORP.

1530-9 Avenue S.E.

Calgary, Alberta T2G 0T7

Telephone: 403-693-8003

Facsimile: 403-272-3620

Friday, August 4, 2006

Via Edgar and Facsimile 202-772-9206

Ms. Tia Jenkins

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:

China Titanium & Chemical Corp. (the "Company")

Form 10-KSB for Fiscal Year Ended December 31, 2005

Filed April 17, 2006

File No. 000-18272

Dear Ms. Jenkins:

In response to your letter of May 19, 2006, and in conjunction with the filing of the Form 10-KSB Amendment 1 on July 28th, 2006, we provide the following written response:

General

Comment

1.

This report refers to the period of inception as March 21, 2004.  The financial statements refer to the period of inception as March 19, 1999.  Please revise the discussion in Note 1 to clearly disclose the date of inception and provide an audit report that includes the appropriate cumulative period in its scope.

Response

1.

We have revised the audit report to refer to the period of inception as March 19, 1999 and we have revised the discussion in Note 1 to clearly disclose the date of inception and have filed Form 10-KSB Amendment No. 1 which includes this revision and the amended audit report.

Closing:

The Company hereby acknowledges that:

-

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Michel Bourbonnais

Michel Bourbonnais

President